February 27, 2013

VIA EDGAR

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Gramercy Capital Corp. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”)

Filed on March 15, 2012

File No. 001-32248

Dear Mr. Telewicz.:

We are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities Exchange Commission (the “Commission”) contained in your letter to Mr. Jon W. Clark of the Company, dated February 13, 2013 (the “February 13th Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the February 13th letter, and is followed by the corresponding response of the Company.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Consolidated Balance Sheets, pages 100 – 101

1.	We note you have separately presented your balance sheet line items between balances attributed to your variable interest entities and balances that are not, without providing a consolidated total for the balance sheet line items. This presentation is inconsistent with the requirements outlined within Rule 5-02 of Regulation S-X which requires the presentation of the balance sheet line items on a consolidated basis. Please revise your presentation in future periodic filings to conform to Rule 5-02 of Regulation S-X. Please note that your presentation of balances attributed to your variable interest entities is still required under the guidance outlined in paragraph 810-10-45-25 of the Accounting Standards Codification (ASC). Some acceptable formats include a separate schedule at the bottom of your consolidated balance sheet or parenthetically for each impacted financial statement line item.

Response: In response to the Staff’s comment, the Company advises the Staff that for future filings, it will modify its presentation of variable interest entities, or VIEs, to be consistent with Rule 5-02 of Regulation S-X. All of the Company’s consolidated VIEs are recorded in its Gramercy Finance segment. The Company also advises the Staff that, the Company has determined, due to a change in business strategy, that it has met the criteria as of December 20, 2012 to record the Gramercy Finance segment as held-for-sale in accordance with ASC 360-10-45-9. Additionally at this date, the Company has also met the criteria in ASC 205-20-45-1 to report the results of operations of the Gramercy Finance segment in discontinued operations. Such determination will also affect the Company’s future filings. The Company advises the Staff that it has no other consolidated VIEs as of the date of this correspondence.

Securities and Exchange Commission

February 27, 2013

Note 2 – Significant Accounting Policies

Commercial Mortgage-Backed Securities, pages 114 - 115

2.	Please tell us and expand your disclosures to discuss in detail your accounting policy for determining how your CMBS portfolio meets the criteria to be accounted for under ASC Topic 320-10 versus 325-40. Your expanded disclosures, and response, should address the following:

•	Evaluation process for CMBS purchased at par versus at a substantial discount
•	Use of ratings in determining the appropriate accounting and methodology for determining the final ratings utilized when multiple ratings are available. Please note that we believe CMBS with a rating below AA at acquisition should be accounted for under the guidance outlined in ASC Topic 325-40.
•	For CMBS with split ratings (i.e. one below AA and others above AA), please describe the analysis (i.e. highest, lowest, average, or most recent) performed in determining the appropriate rating. Your response should address split rating scenarios where you defer to a higher rating. In these situations, please describe the rationale and factors considered in determining that the higher rating is more appropriate.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company considers whether securities should be accounted for under ASC Topic 320-10 versus ASC Topic 325-40 at acquisition. Historically, the Company’s investment strategy for its Commercial Mortgage-Backed Securities, or CMBS, has been to invest primarily in 2006/2007-vintage AJ and AM classes that were rated investment grade at acquisition and origination. The Company focused on investing in these senior bonds due to the ample credit enhancement ranging from 12% to 20% and an original rating of AAA. As such, the Company believes that these classes of CMBS are of a high credit quality. At December 31, 2011, AJ and AM classes of CMBS totaled approximately $736.0 million in fair value, or approximately 95% of the total fair value of the Company’s CMBS. The majority of the Company’s CMBS portfolio was acquired in 2007. All of the Company’s CMBS investments are owned in its consolidated VIEs.

The Company evaluated all CMBS investments, whether purchased at a substantial discount or close to par, using the same rigorous methodology as described below. For the purposes of this memo, the Company defined “close to par” as an acquisition price of greater than 95 cents on the dollar, and “substantial discount” as an acquisition price less than 80 cents. At December 31, 2011, only 25.9% of the Company’s CMBS investments were purchased at a substantial discount to par. For more detail on the CMBS investments acquired at a substantial discount to par, see the Company’s response to the Staff’s comment 4 and 5 of this letter.

Securities and Exchange Commission

February 27, 2013

While the Company considered the ratings at acquisition and origination in determining the appropriate accounting policy for its bonds, ratings were only one of many factors that the Company considered. Prior to the acquisition of a CMBS investment, the Company performed an internal underwriting of the potential acquisition. A typical underwriting reviewed the following factors:

(1)	The top ten assets of the trust;
(2)	All assets in special servicing, if any;
(3)	All assets on the servicer’s watch list; and,
(4)	Any assets deemed by management to be high risk.

The Company then developed an estimate of the expected loss of the deal and compared the expected loss to the credit enhancement of the class of the bond that the Company was considering acquiring, or the target class. If the credit enhancement, or the percentage of the deal that was subordinate to the target class, was greater than the expected loss generated by the Company’s internal underwriting process the Company considered there to be a cushion to protect the target class from losses. Therefore, the Company had determined that the risk of loss was remote. The Company also performed a similarly detailed underwriting on any CMBS that the Company believed may have been other-than-temporarily impaired.

A summary of the Company’s CMBS portfolio as of December 31, 2011 is shown below:

Highest Rating at Acquisition	12/31/2011 Par Value	12/31/2011 Fair Value	Cost	Average Acquisition Price	Percentage of Fair Value	Percentage of Cost

AA or better	$1,006,058	$672,010	$922,827	$0.92	86.6%	88.7%
AA or better with split rating	31,245	16,569	13,380	0.43	2.1%	1.3%
BBB- to A+	106,730	61,549	55,834	0.52	7.9%	5.4%
BBB- to A+ with split rating	37,682	14,488	20,220	0.54	1.9%	1.9%
Below BBB-	57,562	11,196	27,901	0.48	1.4%	2.7%
Total	$1,239,277	$775,812	$1,040,162	$0.84	99.9%	100.0%

The Company has considered the guidance in ASC 325-40-15-3, which states that high-credit quality investments are sufficiently collateralized such that the risk of loss is remote. The Company considered the risk of loss to be remote if the expected loss generated in the underwriting process was less than the credit enhancement of that class. The Company considered bonds in the AJ and AM classes that were investment grade at acquisition and where its credit analysis demonstrates sufficient subordination to absorb losses in excess of its expectation to be accounted for under ASC Topic 320-10. Bonds that were rated below investment grade at acquisition or were subordinate to the AJ class, were accounted for under ASC Topic 325-40. The Company has analyzed the effect, if any, of accounting for all CMBS with a rating below AA- under ASC Topic 325-40 in comment 3 of this letter.

Securities and Exchange Commission

February 27, 2013

Due to the disparity among the ratings and methodologies for the three major rating agencies, the Company placed a higher emphasis on its own internal credit analysis. Additionally, as the rating agencies evaluated CMBS risk based upon more global factors than the Company’s more detailed, deal specific analysis, the Company believed that its internal assessment was more comprehensive and specific to the CMBS deal and targeted class.

The Company discloses the highest current rating of its CMBS investments by carrying value in its financial statements. The Company does not exclusively use the highest rating to determine its accounting model, because of the rigorous underwriting it performed prior to acquisition.

The majority of the Company’s split-rated CMBS at acquisition were acquired in 2009 and 2010, during a period when the rating agencies significantly revised their methodologies used to rate U.S. conduit CMBS transactions. In 2009 alone, S&P’s total downgrades exceeded their cumulative downgrades for the previous 20 years. As a result of the changes in methodologies, the Company placed more reliance on its own internal analysis. For example, on September 11, 2009, the Company purchased a 2007-vintage AJ bond rated AAA at that date for a price of approximately 40 cents. Two weeks later, the Company acquired the same bond again, for a price of 50 cents, but this time with a rating of BBB-. The Company’s detailed underwriting showed no significant factors to warrant such a material change in the risk profile in two-weeks’ time. A ten-point increase in price over that two-week period also suggests that the market did not consider the ratings downgrade of three grades (or nine notches) to accurately reflect the underlying credit risk.

The Company considers ratings at origination, ratings at acquisition and other market factors in making its accounting model assessment at acquisition. However, because of the disparity in agency credit ratings and methodologies for conduit CMBS transactions, the Company placed more emphasis on its credit analysis because it believes that the deep and detailed analysis that the Company performs, in comparison to a rating agency’s global assumptions approach, provides the Company with a more accurate view of expected credit losses.

3.	Further to our above comment, Please clarify whether you account for all CMBS with a rating below AA under the guidance outlined ASC Topic 325-40. To the extent you do not, please summarize the effect of accounting under ASC Topic 325-40 for all CMBS with a rating below AA or split ratings including a rating below AA, contrast to actual results presented with your current annual report, and highlight any differences.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has considered the guidance in ASC Topic 320-10 and ASC Topic 325-40 when determining its accounting policy for CMBS investments. The Company considered all bonds that were rated below BBB- at acquisition, otherwise known as non-investment grade-rated securities, or those below the AJ classes, to be accounted for under ASC Topic 325-40.

Securities and Exchange Commission

February 27, 2013

The Company accounted for the following CMBS investments under ASC Topic 325-40 at December 31, 2011:

	December 31, 2011
Highest Rating at Acquisition	Face Value	Fair Value	OTTI	Class Interest Shortfalls

AA or better	$-	$-	$-	$-
AA or better with split rating	-	-	-	-
BBB- to A+	5,500	-	317	-
BBB- to A+ with split rating	-	-	-	-
Below BBB-	21,879	-	14,886	-
Total	$27,379	$-	$15,203	$-

The Company believes the bonds accounted for under ASC Topic 320-10 are sufficiently collateralized to ensure that the possibility of credit loss is remote. As noted previously, the Company’s investment strategy to invest in AJ and AM classes of CMBS and its rigorous underwriting process support the Company’s conclusion. However, in light of the SEC Staff’s expressed view (in a 2003 speech) that bonds not rated AA (or its equivalent) or higher at acquisition should not be considered of high credit quality, the Company evaluated the effect on the financial statements if securities rated below AA and securities rated AA or better with a split rating were accounted for under ASC Topic 325-40 rather than ASC Topic 320-10. The table below summarizes the securities evaluated:

	December 31, 2011
Highest Rating at Acquisition	Face Value	Fair Value	OTTI	Class Interest Shortfalls

AA or better	$-	$-	$-	$-
AA or better with split rating	31,245	16,569	350	-
BBB- to A+	101,230	61,549	556	-
BBB- to A+ with split rating	37,682	14,488	7,119	-
Below BBB-	35,683	11,196	161	-
Total	$205,840	$103,802	$8,186	$-

ASC 325-40-35 states the holder of a beneficial interest shall recognize accretable yield as interest income over the life of the beneficial interest using the effective interest method. This accounting treatment is consistent with the accounting treatment used by beneficial interests accounted for under ASC Topic 320-10. However, under ASC Topic 325-40, the holder of a beneficial interest shall continue to update, over the life of the beneficial interest, the expectation of cash flows to be collected.

After the acquisition date, cash flows expected to be collected are defined as the holder's estimate of the amount and timing of estimated principal and interest cash flows based on the holder's best estimate of current information and events. A change in cash flows expected to be collected is considered in the context of both timing and the amount of the cash flows expected to be collected. ASC 325-40-35-4 states, if upon further evaluation, based on current information and events there is a favorable (or an adverse) change in cash flows expected to be collected from the cash flows previously projected, then the investor shall recalculate the amount of accretable yield for the beneficial interest on the date of evaluation as the excess of cash flows expected to be collected over the beneficial interest's reference amount. The reference amount is equal to the initial investment minus cash received to date minus other than temporary impairments recognized in earnings to date (as described in paragraph 325-40-35-4(b)) plus the yield accreted to date. The adjustment shall be accounted for prospectively as a change in estimate in conformity with Topic 250, with the amount of periodic accretion adjusted over the remaining life of the beneficial interest.

Securities and Exchange Commission

February 27, 2013

If the fair value of the beneficial interest has declined below its reference amount, the entity shall determine whether the decline is other than temporary. The entity shall apply the impairment of securities guidance beginning in paragraph 320-10-35-18. If based on current information and events there has been an adverse change in cash flows expected to be collected (in accordance with paragraph 325-40-35-4(a)), then both of the following shall be done

1.	An other than temporary impairment shall be considered to have occurred.
2.	The beneficial interest shall be written down to fair value with the resulting change being recognized in accordance with ASC 320-10-35.

As noted above, ASC Topic 325-40 refers to ASC Topic 320-10 in measuring impairment. As a result, CMBS accounted for under either ASC Topic 320-10 or ASC Topic 325-40 follow the same impairment model. Therefore, the main difference between the ASC Topic 320-10 accounting model and the ASC Topic 325-40 accounting model is the recognition of interest income. ASC Topic 325-40 requires reassessment of the effective yield in each reporting period, and an adjustment of yield prospectively, whereas the ASC Topic 320-10 model would only revise yield when an other than temporary impairment is recognized. As a result a CMBS accounted for under ASC Topic 325-40 would revise effective yield for favorable or adverse changes in cash flows even if fair value exceeds cost, whereas under ASC Topic 320-10, no change in yield would be recorded (other than for changes in prepayment assumptions which are not relevant for the Company’s CMBS held). Since the Company expects to collect all contractual cash flows on its CMBS, the accounting for interest income for CMBS under ASC Topic 320-10 and ASC Topic 325-40 would be the same.

The Company notes that majority of these securities have not triggered metrics in its surveillance process that might suggest impairment could exist and are not on the Company’s watch list. Moreover, no interest shortfalls or impairment has been recorded against the majority of these securities and there has been no change in cash flows on many of these positions since acquisition. Since the Company is expecting to collect 100% of the contractual cash flows, the income recognition under ASC Topic 325-40 would be the same as the income recognition recorded by the Company under ASC Topic 320-10 in all periods.

The Company identified 6 bonds where impairments were recorded and the underwriting process indicated that full collection of principal may be at risk under a stress case scenario. The Company recognized impairment on these bonds of approximately $1.1 million and $6.2 million for the year ended December 31, 2010 and 2011, respectively. Since the Company recognized impairments on these bonds in 2010 and 2011, the Company reconsidered whether the securities are sufficiently collateralized to ensure that the possibility of credit loss was remote and reevaluated whether it would have been more appropriate to account for these securities in accordance with ASC 325-40.

Had the Company considered accounting for these bonds in accordance with ASC 325-40 and not ASC 320-10, the impact to the financial statements for the years ended December 31, 2009, 2010 and 2011 would be to reduce net income by approximately $19 thousand, $1.1 million and $546 thousand, respectively. The Company reported net income (loss) from operations of ($534.7) million, ($64.5) million and $19.3 million for the years ended December 31, 2009, 2010 and 2011, respectively. The Company believes that the differences are immaterial to each period.

Securities and Exchange Commission

February 27, 2013

Note 3 – Loans and Other Lending Investments, pages 126 – 135

4.	Please tell us and expand your disclosures to also present a table with a breakdown of your CMBS portfolio to include the following information. The categorization determination date for this table is the date of acquisition.

Amount purchased at or near par

•	Amount purchased at a substantial discount broken down by rating (i.e. AA or above, below AA, or split rating). For split ratings, please summarize the ratings category break down (e.g. an individual CMBS had one rating of AA and one rating of AAA, B+, etc.).

Response: In response to the Staff’s comment, the Company advises the Staff as indicated in response to comment 1 of this letter, that the Company expects to report its Gramercy Finance segment as held-for-sale and it will report the results of operations of its Gramercy Finance segment as discontinued operations in its December 31, 2012 Form 10-K.

At December 31, 2011, 74.1% of the Company’s CMBS investments were purchased for a price of 80 cents or more. The following table summarizes the ratings at the date of acquisition and the average acquisition price of the CMBS investments held as December 31, 2011:

Highest Rating at Acquisition	Acquisition Price Greater than 95 cents			Acquisition Price Between 95 and 80 cents			Acquisition Price Less than 80 cents			Total
	Par	Fair Value	Acquisition Price	Par	Fair Value	Acquisition Price	Par	Fair Value	Acquisition Price	Par	Fair Value	Acquisition Price
AA or better	$778,016	$468,862	$0.99	$105,975	$98,745	$0.92	$122,067	$104,403	$0.50	$1,006,058	$672,010	$0.92
AA or better with split rating	-	-	-	-	-	-	31,245	16,569	0.43	31,245	16,569	0.43
BBB- to A+	-	-	-	30,915	22,195	0.83	75,815	39,354	0.41	106,730	61,549	0.52
BBB- to A+ with split rating	-	-	-	-	-	-	37,682	14,488	0.54	37,682	14,488	0.54
Below BBB-	-	-	-	-	-	-	57,562	11,196	0.48	57,562	11,196	0.48
Total	$778,016	$468,862	$0.99	$136,890	$120,940	$0.90	$324,371	$186,010	$0.47	$1,239,277	$775,812	$0.84

Certain CMBS investments acquired by the Company have had wide disparities in the ratings provided by the rating agencies. The amount of securities with split ratings is not significant, compromising 5.6% of the total face value of the portfolio at December 31, 2011.

Securities and Exchange Commission

February 27, 2013

5.	Please tell us the amount of any write downs that relate to CMBS portfolio with at least one rating below AA at acquisition date or purchased at a substantial discount.

Response: In response to the Staff’s comment, the Company advises the Staff that as of December 31, 2011, the Company has recorded the following OTTI on its CMBS portfolio:

Highest Rating at Acquisition	2009	2010	2011

AA or better	$-	$3,621	$11,352
AA or better with split rating	-	-	350
BBB- to A+	-	576	556
BBB- to A+ with split rating	-	954	6,165
Below BBB-	12,511	32,302	-
Total	$12,511	$37,453	$18,423

The 2010 OTTI includes impairment taken of approximately $3 million related to the redesignation of CMBS as available for sale from held to maturity. Of the approximately $68.4 million cumulative OTTI recorded by the Company through December 31, 2011, $38.4 million was related to CMBS still held by the Company at that date and $23.4 million of the $38.4 million was related to investments with split ratings or purchased at a substantial discount to par.

Of the $186.0 million fair value of CMBS purchased at less than 80 cents, or a substantial discount to par, 16.7% had split ratings at acquisition. The OTTI recorded on these CMBS purchased at a substantial discount and with split ratings at acquisition is summarized below:

Highest Rating at Acquisition	Acquisition Price Less than 80 cents
	Par	Fair Value	Acquisition Price	Cumulative OTTI
AA or better	$122,067	$104,403	$0.50	$-
AA or better with split rating	31,245	16,569	0.43	350
BBB- to A+	75,815	39,354	0.40	873
BBB- to A+ with split rating	37,682	14,488	0.54	7,119
Below BBB-	57,562	11,196	0.48	15,047
Total	$324,371	$186,010	$0.47	$23,389

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2012

Note 3 – Loans, Other Lending Investments and Commercial Mortgage-Backed Securities, page 19

6.	We have considered your response to our prior comment 2 and your representation that the company had no intent to sell its CDO investments as of September 30, 2012. Please reconcile these statements with the statements made in your presentation materials filed on Form 8-K on September 27, 2012 and your third quarter earnings call which seem to indicate an intent to sell these assets. Additionally, we note that the company sold certain interests in these CDO assets in January 2013. Please provide us with more details surrounding the sale including a summary of the significant terms, a timeline of negotiations with the purchaser, and any significant accounting conclusions reached by the company including but not limited to any decisions related to the other than temporary impairment of the assets.

Securities and Exchange Commission

February 27, 2013

Response: The Company advises the Staff that in its response to the Staff’s prior comment 2, the Company did not state that it had no intent to sell its CDO investments. The Staff’s prior comment 2 was with respect to the Company’s decision that the exploration of options with its CDO management business, also known as the Gramercy Finance segment, had no impact on the Company’s evaluation of impairment of CMBS. In the Company’s response, the Company advised the Staff that it did consider the guidance of ASC 320-10-35-33A and it concluded that that it did not have the intent to sell any debt securities as of September 30, 2012. The Company advises the Staff that it has no other debt securities on its consolidated balance sheet, except for its CMBS. The Company would like to clarify that in its prior response; reference to the generic term “debt securities” was intended to refer specifically to its CMBS.

The Company advises the Staff that on January 31, 2013, it announced the execution of a definitive agreement to transfer the collateral management and sub-special servicing agreements for its three Collateralized Debt Obligations or CDOs to CWCapital Investments LLC or CWCapital. The sale, which is subject to customary closing conditions, is expected to close by March 31, 2013. On February 5, 2013, the Company filed a current report on Form 8-K, which included a summary of terms and attached as an exhibit to that Form 8-K was a copy of the purchase and sale agreement.

The Company’s process with respect to exploring options for its CDO management business began with an investor presentation made by the Company on September 30, 2012. The materials for that presentation were furnished as an exhibit to a current report, filed on Form 8-K on September 28, 2012. This investor presentation summarized the recommendations resulting from the conclusion of an operational review, completed by the Company’s new management team hired in June 2012. The investor presentation, disclosed that one of the recommendations resulting from the operational review was to market for sale, the collateral management contracts, senior bonds previously repurchased by the Company (these repurchased bonds are eliminated in the Company’s consolidated balance sheet), and junior bonds and CDO equity. The presentation also disclosed that if no transaction was obtainable on terms acceptable by the Company, it would retain the collective CDO interests and continue its CDO management business for the remaining life of the CDOs.

On October 17, 2012, the Company engaged Wells Fargo Securities LLC to assist in the potential sale of the Company’s CDO management contracts, CDO securities and CDO equity. Management first formally reported the status of the Company’s efforts to market and sell the CDO assets to the Executive Committee of the Company’s Board of Directors on November 1, 2012. On November 6, 2012, at a regularly scheduled meeting of the full Board of Directors, Company management updated the Board on the potential sale and identified approximately 12 parties that expressed potential interest in purchasing some or all of the Company’s CDO assets. The potential purchasers included publically traded Real Estate Investment Trusts, large loan servicing operations, and certain hedge funds that had complementary business lines. CWCapital was among the parties initially identified by management. With respect to the potential sale, no action from the Board was sought or received at this meeting. Management also provided expected valuations for the individual components of the CDO business. Such valuations were internal only and no corroborating information from the market or potential purchasers were obtained as of the date of the Board meeting.

Securities and Exchange Commission

February 27, 2013

The Company filed Form 10-Q for the quarter ended September 30, 2012 on November 9, 2012. As part of its filing, the Company considered the guidance in ASC 320-10-35-33B which states that if the entity shall consider available evidence to assess whether it is more likely than not that it will be required to sell a security before the recovery of its amortized cost basis and if so, an other than temporary impairment shall be considered to have occurred. Given the preliminary nature of its exploration of options for its CDO management business at that time, the Company could not conclude that a “more likely than not” threshold had been reached.

On November 19, 2012, the Company received a non-binding bid letter from CW Capital setting forth terms for a potential purchase by CWCapital of certain of the Company’s CDO assets, primarily the collateral management and sub-special servicing contracts. On or about that time, the Company also received non-binding bid letters from three other potentially interested parties. On December 10, 2012, management reviewed with the Executive Committee the material terms of the CWCapital and other bids and summarized the open items that management believed would require further negotiation with CWCapital and other bidders. At the meeting, the Board outlined the purchase price and other material terms that they felt should be included in the definitive agreement to sell the CDO assets to CWCapital. On December 20, 2012, the Company’s Board of Directors approved, via unanimous consent, a sale of the collateral management and sub-special servicing agreements for its three CDOs to CWCapital on terms similar to those that were subsequently announced on January 31, 2013. A final term sheet was never executed ahead of the Purchase and Sale Agreement which was executed in January 2013.

As part of preparation for the filing of its Form 10-K for the year ended December 31, 2012, the Company has again considered the guidance in ASC 320-10-35-33B referred to above. As discussed in response to the Staff’s comment 1, the Company has determined that it has met the criteria as of December 31, 2012 to record its Gramercy Finance segment as held-for-sale in accordance with ASC 360-10-45-9 and to report the results of operations in discontinued operations in accordance with ASC 205-20-45-1. As a result of the Company exiting the Gramercy Finance segment, the Company has concluded that it no longer has the ability and intent to hold its CMBS investments and therefore will record all unrealized losses previously recorded in Other Comprehensive Income in the Consolidated Statement of Operations for the year ended December 31, 2012.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 27, 2013

Please feel free to contact me at (212) 297-1021 should you require additional information or have any questions.

Very truly yours,

By:	/s/ Jon W. Clark
Jon W. Clark Chief Financial Officer

cc:	Mr. Wilson K. Lee
Mr. Larry P. Medvinsky, Esq.